UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 25, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TC Global, Inc.

File No. 001-33646 - CF#23817

_____

TC Global, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 29, 2009.

Based on representations by TC Global, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.31	through March 27, 2014
Exhibit 10.32	through March 27, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal